Filed by Inflection Point Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Commission File No.: 333-292719

Subject Company: Inflection Point Acquisition Corp. IV

Date: March 5, 2026

Set forth below is a press release issued by Merlin Labs, Inc. on March 5, 2026, announcing the completion of its Preliminary Design Review for its C-130J autonomy program with the U.S. Special Operations Command.

Merlin Successfully Completes Preliminary Design Review for C-130J Autonomy Program with USSOCOM

PDR approval marks major technical progress toward production-ready reduced aircrew capability for C-130J aircraft

Boston, Mass. — March 5, 2026 — Merlin Labs, Inc. (Merlin), an aerospace and defense technology company building the operating system of record for autonomous flight, today announced the successful completion of the Preliminary Design Review (PDR) for its C-130J autonomy program with the U.S. Special Operations Command (USSOCOM). Completion of the PDR is a major milestone in the program’s technical maturation and clears the way for an immediate transition into the Critical Design stage, an essential step in validating the maturation of the system’s design. Upon completion of the PDR, Merlin’s preliminary integration design and airworthiness approach for demonstration were approved, marking a key step toward assured, certification-grade autonomy.

The PDR is part of Merlin’s awarded $105 million Indefinite Delivery, Indefinite Quantity (IDIQ) contract, supporting the development of a production-ready reduced aircrew capability for Special Operations Forces (SOF) C-130J Super Hercules aircraft. Under this contract, Merlin is rapidly advancing its AI-powered autonomy stack onboard the C-130J, with internally scoped pathways for expansion across the broader SOF fixed-wing fleet.

“Completing the PDR is a pivotal milestone for our C-130J program, bringing us closer to delivering highly assured autonomy that elevates mission performance, enhances safety, and expands operational flexibility for Special Operations Forces,” said Matt George, CEO and founder of Merlin. “This work ensures our autonomy platform meets the rigorous safety standards required for operational deployment while driving the next wave of innovation in military aviation.”

The next stages of the contract following the Critical Design Review encompass system integration and ground testing, and a series of takeoff to touchdown flight demonstrations.

About Merlin

Merlin is an aerospace and defense technology company building the operating system of record for autonomous flight. Through a first-principles approach, the company is redefining what’s possible across aviation, aerospace, and defense with the goal of delivering full-stack autonomy for any aircraft, military or civilian, from takeoff to touchdown. The Merlin Pilot system powers a growing range of aircraft and mission profiles, proven through hundreds of autonomous flights from test facilities across the globe. With $100M+ total in awarded contracts from military customers, Merlin is advancing American leadership in autonomous aviation by helping to solve national security challenges through safe, reliable autonomy. To learn more, visit www.merlinlabs.com or follow us on X @merlinaero.

About Inflection Point Acquisition Corp. IV

Inflection Point Acquisition Corp. IV is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Media Contacts

Kate Gundry
617-842-6064

merlin@pluckpr.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Inflection Point Acquisition Corp. IV (“Inflection Point”) and Merlin, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point and/or Merlin’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Merlin. These statements are subject to a number of risks and uncertainties regarding Merlin’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Merlin or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Merlin’s business and the timing of expected business milestones; the effects of competition on Merlin’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Merlin and Inflection Point presently do not know or that Merlin and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Merlin’s and/or Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Merlin and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Merlin and/or Inflection Point may elect to update these forward-looking statements in the future, Merlin and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Merlin’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the business combination, Inflection Point has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Merlin’s equityholders in connection with the completion of the business combination. Inflection Point has mailed a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders are able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus has been mailed to shareholders of Inflection Point. Shareholders of Inflection Point are also able to obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov

Participants in the Solicitation

Inflection Point, Merlin, and their respective directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point and/or Merlin is contained in the sections entitled “Beneficial Ownership of Securities” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination,” and “The Business Combination Proposal — Interests of Merlin’s Directors and Executive Officers” of the definitive proxy statement/prospectus, filed with the SEC on February 12, 2026, and which is available free of charge at the SEC’s website at www.sec.gov, and supplemented by the Current Report on Form 8-K filed with the SEC on July 11, 2025, and https://www.sec.gov/Archives/edgar/data/2028707/000121390026015629/ea0258163-09.htm.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Set forth below is a blog post issued by Merlin Labs, Inc. on March 5, 2026, discussing the completion of its Preliminary Design Review for its C-130J autonomy program with the U.S. Special Operations Command.

Merlin Completes C-130J Preliminary Design Review: What It Means for the Future of Autonomous Flight

Matt George • Founder and Chief Executive Officer, Merlin Labs

Today we announced the successful completion of the Preliminary Design Review (PDR) for our C-130J autonomy program with U.S. Special Operations Command: a milestone that brings us closer to delivering highly assured autonomy to one of the U.S. military’s most critical aircraft. This approval affirms that our integration design and airworthiness approach meet all system requirements within acceptable risk constraints, and it clears the way for the transition into the Critical Design phase.

I want to explain what this means, why milestones like this are catalysts for our business, and share some details about the engineering progress that got us here.

Why the C-130J Program Matters

We are building the Merlin Pilot — an autonomous flight system designed from first principles for the purpose of flying any aircraft, military or civilian, from takeoff to touchdown. The C-130J Super Hercules is the U.S. military's prime tactical transport aircraft, and Merlin was selected as the prime contractor to bring autonomy to that platform under an IDIQ contract with USSOCOM valued at up to $105 million.

Earning the trust of one of the most discerning customers in aviation is the hardest proof point to replicate. But the C-130J program is more than a proof point. It is the anchor of a strategy that extends across the Department of Defense and into commercial aviation, because the same brain that flies a C-130J could fly a cargo turboprop, a tanker, or a commercial freighter. Each new aircraft type requires adaptation, not reinvention.

What a PDR Means in Practice

The PDR is a formal milestone in defense acquisition. It means that our integration design and airworthiness approach have been evaluated and approved against the rigorous safety standards governing military aircraft programs, and that our development methodology has been validated as sound and ready to advance to detailed design. This is what separates a structured, standards-driven aerospace development program from laboratory demonstrations.

We have said many times that autonomy without certification is a science project. With certification, we believe it is a scalable, defensible business. The PDR is a concrete step toward that certification, and toward the assured autonomy that our customers need to trust these systems in real-world operations.

Milestones as Catalysts: The Data Flywheel

Every milestone on the C-130J program does something beyond advancing a single contract. It generates data. It validates our architecture across new operating conditions. It expands our training set. And that matters enormously, because of how our business works.

Every autonomous flight generates information — sensor data, weather encounters, system performance, route optimization. An intelligent system designed to fly thousands of aircraft will learn from all of them. Each time the Merlin Pilot encounters a new environment or accomplishes a new mission, it gets smarter. The more we fly, the more resourceful the software becomes — and the harder it becomes for anyone else to replicate what we have built.

This is how software platforms work. We are bringing that model to aerospace. A milestone like the PDR does not just mean we had a successful design review. It means we are one step closer to the sustained, scaled flight operations that compound our data advantage with every flight.

The Market That Opens Up

I want our stockholders to understand something about how we define our opportunity. The market we are pursuing is not just the current aviation fleet. The addressable market for certified autonomous aviation grows as the constraints of pilot-centric design fall away.

When aircraft can fly autonomously, the economics of flight change. Aircraft can operate when the mission demands it, reposition without labor cost, and fly from locations where basing human crews would be impractical. The missions themselves change — aerial firefighting, contested military logistics, medical evacuation, disaster response, remote cargo delivery. These are constrained today by pilot availability and the limits of what we can ask humans to risk.

Our market is every aircraft that could fly if the old constraints were removed — and new aircraft categories that can only be built once autonomy is the foundation rather than an afterthought. Whoever certifies the operating system for autonomous flight could be positioned at the center of this transformation. We aim to be that company.

What Comes Next

The next stages of our C-130J program following Critical Design Review encompass system integration and ground testing, followed by takeoff-to-touchdown flight demonstrations. This is about building the operating system of record to power the next 100 years of flight. It is also a commitment to help America lead the autonomous aviation age the same way that we led the age that came before — not by protecting the past, but by inventing the future.

We are that team. We invite you to build with us.

Matt George

Founder and Chief Executive Officer

Merlin Labs

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Inflection Point Acquisition Corp. IV (“Inflection Point”) and Merlin, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Inflection Point and/or Merlin’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Merlin. These statements are subject to a number of risks and uncertainties regarding Merlin’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Inflection Point’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Merlin or Inflection Point for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Merlin’s business and the timing of expected business milestones; the effects of competition on Merlin’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Merlin and Inflection Point presently do not know or that Merlin and Inflection Point currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Merlin’s and/or Inflection Point’s expectations, plans or forecasts of future events and views as of the date of this communication. Merlin and Inflection Point anticipate that subsequent events and developments will cause their assessments to change. However, while Merlin and/or Inflection Point may elect to update these forward-looking statements in the future, Merlin and Inflection Point specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Merlin’s or Inflection Point’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the business combination, Inflection Point has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Merlin’s equityholders in connection with the completion of the business combination. Inflection Point has mailed a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders are able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus has been mailed to shareholders of Inflection Point. Shareholders of Inflection Point are also able to obtain copies of the proxy statement/prospectus without charge at the SEC’s website at www.sec.gov

Participants in the Solicitation

Inflection Point, Merlin, and their respective directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point and/or Merlin is contained in the sections entitled “Beneficial Ownership of Securities” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination,” and “The Business Combination Proposal — Interests of Merlin’s Directors and Executive Officers” of the definitive proxy statement/prospectus, filed with the SEC on February 12, 2026, and which is available free of charge at the SEC’s website at www.sec.gov, and supplemented by the Current Report on Form 8-K filed with the SEC on July 11, 2025, and https://www.sec.gov/Archives/edgar/data/2028707/000121390026015629/ea0258163-09.htm.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Set forth below is a transcript of a video issued by Merlin Labs, Inc. on March 5, 2026, discussing the completion of its Preliminary Design Review for its C-130J autonomy program with the U.S. Special Operations Command.

[00:00:00] Today, we are proud to announce the successful completion of the Preliminary Design Review for our C-130J autonomy program with the U.S. Special Operations Command.

[00:00:09] Our mission at Merlin is to create a trusted AI pilot that enables our customers and partners to leverage AI and autonomy to serve their missions, whether that is a small drone all the way up to some of the big stuff we're working on with C-130Js and the KC-135.

[00:00:24] Our architecture allows us to easily adapt the Merlin pilot for different aircraft, ranging from small UAVs all the way through to large transport category aircraft. The ability of Merlin pilot to act in different roles, whether that role be controlling the vehicle all the way through to being a safety pilot or a co-pilot on a multi-crew aircraft, really ensures that we have the versatility to support different types of operations.

[00:00:50] Now we're starting with programs and platforms like the C-130J and the KC-135 and autonomy, and what Merlin is doing for our customers is opening up entirely new concepts of operations that enables us to project power all around the world.